November 7, 2024

Via EDGAR

Division of Corporation Finance
Office of Finance
US Securities and Exchange Commission
Washington, DC 20549

ATTN:     Ben Phippen
John Spitz

RE: BOK Financial Corporation
Form 10-Q for Fiscal Quarter Ended June 30, 2024
File No. 001-37811

Dear Mr. Phippen and Mr. Spitz:

This letter is submitted by BOK Financial Corporation (“the Company” or “BOK Financial”) in response to comments received from the Securities and Exchange Commission staff in the letter dated October 25, 2024, regarding the Company’s filing referenced above. We appreciate the staff’s efforts to assist us in our compliance with the applicable disclosure requirements and to enhance disclosures in our filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2024

Financial Condition – Securities, page 19

1.Please provide us with, and revise future filings disclosures to include, a detailed explanation of how you accounted for the Exchange Offer, separately addressing your accounting for the exchange and subsequent accounting for the Visa Class B-2 and Class C shares. Specifically, disclose your basis of accounting for both the Visa Class B-2 and Class C shares and identify where these shares are included in the balance sheet. In addition, please provide us with and revise future filings to include a brief description of the transfer restrictions and the conversion rate of the Class B-2 shares as of the most recent period end, noting if true that this conversion rate may be adjusted by Visa depending on developments related to the litigation matters.

The following is a detailed explanation of how we accounted for the Exchange Offer.

At March 31, 2024, the Company held 252,233 shares of Visa Inc. (“Visa”) Class B-1 common stock (formerly Class B common stock). The Company’s Visa Class B-1 shares had a carrying value of zero at March 31, 2024, as there had not been observable price changes in orderly transactions for identical or similar investments of the same issuer.

On April 8, 2024, Visa announced the commencement of a public offering to permit the exchange of its Class B-1 common stock for a combination of shares of its Class B-2 common stock and its Class C common stock. The Company tendered all of its Visa Class B-1 shares pursuant to the Exchange Offer. On May 3, 2024, the Exchange Offer closed, and in exchange for its 252,233 shares of Visa Class B-1 common stock, the Company received 126,116 shares of Visa

Class B-2 common stock and 50,053 shares of Visa Class C common stock. Each share of Visa Class C common stock automatically converts into four shares of Visa's Class A common stock upon any transfer to a person other than a Visa member or an affiliate of a Visa member.
The Company’s Visa Class B-2 common stock will continue to be carried at a cost of zero as the transaction is not deemed an exchange per ASC 845-10-25-1. The B-2 shares carry over the restrictions on sale or transfer and the Makewhole commitment (see discussion below) that had previously been tied to the Class B-1 shares. By design of the program, the Visa B shareholders retain substantial continuing involvement in retention of this obligation, regardless of the differences between the class of shares held before and after the receipt of Visa B-2 shares. The receipt of Class B-2 shares for 50% of the Class B-1 shares is a reciprocal non-monetary transaction, but not considered an exchange. Therefore, the Company elected the measurement alternative approach for these shares as described in ASC 321-10-35-2 as there are no observable price changes in orderly transactions for identical or similar investments of the same issuer.

As a result of the exchange, the Company marked the Visa Class C common stock to fair value, recording a gain based on the closing price of Visa Class A common stock using the Visa Class A shares as evidence of orderly transactions between market participants for similar securities issued by Visa.

At June 30, 2024, the Visa Class C shares were included in Other assets in the consolidated balance sheet. Our decision for reporting the Visa Class C shares in Other assets was based on the fact that at June 30, 2024, the carrying value of the Visa Class C shares was ~$35.0 million or 0.07% of total assets, which was below the materiality threshold for disaggregation indicated in Reg S-X 201.10-01(a).

The following is a brief description of the transfer restrictions and the conversion rate of the Class B-2 shares.

As a condition of participating in the Exchange Offer, the Company entered into a Makewhole Agreement with Visa that provides for cash payments to Visa to the extent (if any) that future adjustments to the conversion ratio for the Visa Class B-2 common stock to Class A common stock cause such ratio to fall below zero. Currently, Visa Class B-2 common stock is convertible under certain circumstances into Visa’s publicly traded Class A common stock at an initial rate of 1.5875 shares of Class A common for each share of Class B-2 common stock, subject to adjustment. Changes to the conversion ratio occur when Visa deposits funds to a litigation escrow established by Visa to pay settlements for certain covered litigation that pre-dated Visa’s initial public offering, for which Visa has been effectively indemnified by Visa USA members through reductions to the conversion ratio for its Class B-1 common stock. The purpose of the Makewhole Agreement is to preserve the economic benefit of these adjustments to the Class B-1 conversion ratio for the benefit of Visa’s Class A and Class C common stockholders following the exchange. As further described in Visa’s related Issuer Tender Offer Statement on Schedule TO and Prospectus, each dated April 8, 2024, publicly filed with the U. S. Securities and Exchange Commission, both the Makewhole Agreement and the related escrow fund and transfer restrictions on Visa’s Class B-1 common stock and the new Class B-2 common stock will terminate whenever the covered litigation is ultimately resolved, at which future date outstanding shares of Visa Class B-2 common stock will be convertible into shares of its Class A common stock at the then-applicable conversion ratio.

As mentioned above, we sold all remaining Visa Class C shares in September 2024, leaving only the Visa Class B-2 shares. We intend to revise our disclosures in our Form 10-K for the year ended December 31, 2024, as follows:

Financial Condition – Securities

“On January 23, 2024, Visa, Inc. stockholders approved an exchange offer which provided holders of Class B-1 shares an option to convert up to 50% of its Class B-1 shares to Visa Class C common stock (“Visa C shares”) and subsequently to freely transferable Visa Class A common stock (“Visa A shares”) subject to certain restrictions and holding period requirements (the "Exchange Offer"). The Company tendered all of its 252,233 Visa Class B-1 shares under the Exchange Offer and received 126,116 shares of Visa Class B-2 common stock (“Visa B-2 shares”) and 50,053 Visa C shares. Each Visa C share automatically converts into four Visa A shares upon any transfer to a person other than a Visa member or an affiliate of a Visa member.

The Visa B-2 shares are subject to certain transfer restrictions and are convertible into Visa A shares at a specified conversion rate upon final resolution of certain litigation matters involving Visa. The conversion rate of Visa B-2 shares to Visa A shares was 1.543 at December 31, 2024, [subject to change] and may be adjusted by Visa depending on developments related to the litigation matters. The outcome of those litigation matters, and the effect that the resolution of those matters may have on the conversion rate, is unknown. Accordingly, as of December 31, 2024, there is significant uncertainty regarding when the transfer restrictions on Visa B-2 shares may be terminated and what the final conversion rate for the Visa B-2 shares will be. The Visa B-2 shares continue to be carried at a cost of zero as there are no observable price changes in orderly transactions for identical or similar investments of the same issuer for the Visa B-2 shares held by the Company.

Under the terms of the Exchange Offer, we were able to sell 1/3 of the Visa C shares in the market upon receipt. We sold 7,780 Visa C shares (the equivalent of 31,120 Visa A shares) in May 2024, receiving proceeds of $8.7 million from third parties. Our realized gain matched the proceeds since our cost basis in the shares was zero.

In addition we donated 8,905 Visa C shares (the equivalent of 35,620 Visa A shares) to the BOKF Foundation which resulted in a $10 million gain on the contribution. The gain was based on the closing price of the Visa A shares on the date of donation.

In September 2024 we sold all our remaining Visa C shares receiving proceeds of $38.0 million from third parties. Our realized gain matched the proceeds since our cost basis in the shares was zero. In total, our realized gain from the sale of the Visa C shares received in the Exchange Offer, including cash received in lieu of fractional shares, was $56.9 million and is reported in Other gains, net in the Consolidated Statements of Earnings. The Visa C shares are included in the average balance of Cash and other assets for the year ended December 31, 2024, for the time that we held such shares.

“(FN #) Commitments and Contingent Liabilities

Litigation Contingencies

As a member of Visa, BOK Financial is obligated for a proportionate share of certain covered litigation losses incurred by Visa under a retrospective responsibility plan. The Company recognized a contingent liability for the Company’s share of Visa’s covered litigation liabilities. Visa funded an escrow account to cover litigation claims, including covered litigation losses under the retrospective responsibility plan, with proceeds from its initial public offering in 2008 and from available cash.

On January 23, 2024, Visa, Inc. stockholders approved an exchange offer which provided holders of Class B-1 shares an option to convert up to 50% of its Class B-1 shares to Visa C shares and subsequently to freely transferable Visa A common shares subject to certain restrictions and holding period requirements (the "Exchange Offer"). The Exchange Offer opened on April 8, 2024, and expired on May 3, 2024. The Company tendered all of its 252,233 Visa Class B-1 shares under the Exchange Offer and received 126,116 Visa B-2 shares and 50,053 Visa C shares in return. The Company sold 41,148 Visa C shares and donated 8,905 Visa C shares to the BOKF Foundation.

As a condition of participating in the Exchange Offer, the Company entered into a Makewhole Agreement with Visa that provides for cash payments to Visa to the extent (if any) that future adjustments to the conversion ratio for the Visa Class B-2 common stock to Class A common stock cause such ratio to fall below zero. Currently, Visa Class B-2 common stock is convertible under certain circumstances into Visa’s publicly traded Class A common stock at a rate of 1.543 shares of Class A common stock for each Visa B-2 share, subject to adjustment. Changes to the conversion ratio occur when Visa deposits funds to a litigation escrow established by Visa to pay settlements for certain covered litigation that pre-dated Visa’s initial public offering, for which Visa has been effectively indemnified by Visa USA members through reductions to the conversion ratio for its Class B-1 common stock. The purpose of the Makewhole Agreement is to preserve the economic benefit of these adjustments to the Class B-1 conversion ratio for the benefit of Visa’s Class A and Class C common stockholders following the exchange. As further described in Visa’s related Issuer Tender Offer Statement on Schedule TO and Prospectus, each dated April 8, 2024, publicly filed with the U. S. Securities and Exchange Commission, both the Makewhole Agreement and the related escrow fund and transfer restrictions on Visa’s Class B-1 common stock and the new Class B-2 common stock will terminate whenever the covered litigation is ultimately resolved, at which future date outstanding shares of Visa Class B-2 common stock will be convertible into shares of its Class A common stock at the then-applicable conversion ratio.

Conversion of the Class B-1 common stock did not reduce our proportionate share of the covered litigation losses which may dilute our remaining Visa B-2 shares if the escrow fund is not adequate to cover final litigation costs.”

2.We note your disclosure on pages 2, 6 and 11 that the second quarter of 2024 included a $53.8 million pre-tax gain on the conversion of Visa B shares under the recently announced Exchange Offer by Visa, Inc. Please tell us, and revise future filings to clarify, whether this gain relates to the exchange of the Visa Class B-1 shares to Visa Class C shares and how the gain was determined (e.g., as a result of recording the Visa Class C Visa shares at the associated fair value of the converted Class A shares).

Under the terms of the Exchange Offer, we were able to sell 1/3 of the Visa Class C shares in the market upon receipt. We sold 7,780 Visa Class C shares (the equivalent of 31,120 Class A shares) on May 16, 2024, receiving proceeds of $8.719 million from third parties. Our realized gain matched the proceeds since our cost basis in the shares was zero.

In addition we donated 8,905 Visa Class C shares (the equivalent of 35,620 Class A shares) to the BOKF Foundation which resulted in a $10 million gain on the contribution as referenced above in the response to comment 1.

The Company’s remaining 33,368 Visa Class C shares had a fair value of $34.9 million at June 30, 2024, resulting in an unrealized gain at June 30, 2024, and were subject to limited transfer restrictions that ended on August 1, 2024.

Together, the realized gain of $8.7 million, the gain from the contribution of $10.0 million and the unrealized gain of $34.9 million (plus ~$200 thousand received as cash in lieu of fractional shares) total $53.8 million in pre-tax gain recognized in connection with the Exchange Offer during the second quarter of 2024.

As mentioned above, we sold all remaining Visa Class C shares in September 2024 for an incremental gain of $3.1 million, leaving only the Visa Class B-2 shares in our possession. We intend to revise our disclosures in our Form 10-K for the year ended December 31, 2024, as follows:

Financial Condition – Securities

(see revised disclosure in response to comment 1 above)

Net Gains on Other Assets, Securities and Derivatives

“Other gains, net, were $xx million for the year ended December 31, 2024, compared to $56.8 million for the year ended December 31, 2023. Included in the 2024 other gains is a $56.9 million pre-tax gain recognized in connection with the receipt and disposition of Visa C shares received as a result of the Exchange Offer announced by Visa, Inc. in the second quarter of 2024.”

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Securities and Exchange Commission staff.

Sincerely,

BOK Financial Corporation

/s/ Martin E. Grunst
Martin E. Grunst
Executive Vice President
Chief Financial Officer

Cc:    Michael J. Rogers, Chief Accounting Officer
Tamara Sloan, General Counsel
Ernst & Young, LLP